SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                      UNIVERSITY REAL ESTATE PARTNERSHIP V
                            (Name of Subject Company)


                ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.
                        MACKENZIE PATTERSON SPECIAL FUND
                             PEACHTREE PARTNERS
                 ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.
                                C. E. PATTERSON
                                    (Bidders)

                  INCOME UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                            Copy to:
C.E. Patterson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                   Derenthal & Dannhauser
1640 School Street, Suite 100               455 Market Street, Suite 1600
Moraga, California  94556                   San Francisco, California  94105
(510) 631-9100                              (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

     This Amendment No. 4 to Schedule 14D-1 amends the Schedule 14D-1 filed December 31, 1997 (the "Schedule") by Accelerated High Yield Institutional Fund I, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P. (together the "Purchasers"), as set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule and exhibits thereto.

     This Amendment No. 4 is the final amendment to the Schedule and is filed to report the termination and results of the Offer described in the Schedule. The Offer terminated as of January 21, 1998. The Offer resulted in the tender by Unitholders and acceptance for payment by the Purchasers of a total of 628 Income Units. The Purchasers, together with affiliates of certain of the Purchasers, are now the beneficial owners of a total of 784 Income Units or approximately 2.28% of the outstanding Units (approximately 4.42% of the outstanding Income Units). The final purchase price paid by the Purchaser was in the amount of $70 per Unit.




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



                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       February 2, 1998

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

ACCELERATED HIGH YIELD PENSION INVESTORS, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE PATTERSON SPECIAL FUND

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

PEACHTREE PARTNERS

By: /s/ Ira J. Gaines
    Ira J. Gaines, Partner

By: /s/ Barry Zemel
    Barry Zemel, Partner


/s/ C. E. Patterson
C. E. Patterson

univ1-14d1a4.edg
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